

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Number 333-217690

FORD INTEREST **ADVANTAGE** | FORD **CREDIT**

Employees, retirees and others may invest in Ford Credit through Ford Interest Advantage, a U.S. program that allows investment in Ford Credit unsecured debt and offers competitive rates up to 1.15%.* The program is offered through prospectus only and requires a $1,000 minimum investment to enroll.

Enrolling is easy and quick with FIA's **NEW** online enrollment form. Visit the FIA website at **www.ford.com/finance/investor-center/ford-interest-advantage** to read the prospectus and enroll online.

Benefits of the program include the following:

- You may redeem investments at any time
- Ford employees can invest with as little as $100 per month with payroll deduction**
- Convenient online management of your investment, including online transfers, bill payment and eStatements
- Access via the FIA mobile app with the ability to invest with Remote Investment Capture
- Unlimited check writing

For more information on the program, please contact Investor Services at 800-462-2614, or email the FIA team in Dearborn at FCFIA@ford.com.

Investments over $50,000. Rate as of 11/6/17; see* **www.ford.com/finance/investor-center/ford-interest-advantage *for current rates for all investment amounts (minimum $1,000).*
***FIA balance must reach the $1,000 required minimum in 10 months and no maintenance fees assessed during this time.*

Important Disclosure

The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Credit Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As investments in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This email does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S citizens and resident aliens with U.S. Taxpayer ID (e.g. Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note Program. The documents can be obtained free of charge through EDGAR on the SEC website at www.sec.gov. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.